FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                         Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court
                               London EC3N 4HJ,
                                    England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                             22 Grenville Street,
                          St Helier, Jersey JE4 8PX,
                                Channel Islands
                   (Address of principal executive offices)


     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

     On May 21, 2003 Granite Mortgages 03-2 plc issued and sold certain notes under Registration Statement No. 333-103897. Certain master trust documents which have been amended and restated on or about January 28, 2004, the provisions of which apply to Granite Mortgages 03-2 plc, and certain documents relating to Granite Mortgages 03-2 plc which have been amended and restated on or about January 28, 2004 and February 4, 2004, are annexed hereto as Annex A.



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

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                    GRANITE MORTGAGES 03-2 PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Ian Bowden
                                         ------------------------------------
                                    Name:   Ian Bowden


                                    Title:  Director
Date: February 27, 2004

                                    GRANITE FINANCE FUNDING LIMITED


                                    By:  /s/ Nigel Bradley
                                         ------------------------------------
                                    Name:   Nigel Bradley

                                    Title:  Director
Date: February 27, 2004

                                    GRANITE FINANCE TRUSTEES LIMITED


                                    By:  /s/ Richard Gough
                                         ------------------------------------
                                    Name:   Richard Gough

                                    Title:  Director
Date: February 27, 2004



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

                                    ANNEX A

                                 Exhibit index

Exhibit No.   Description of Exhibit                  Sequential Page Number
------------------------------------------------------------------------------

4.2           Eighth Amended and Restated Mortgages Trust Deed
4.3           Eighth Amended and Restated Mortgage Sale Agreement
4.4 Sixth Issuer Deed of Charge - Amendment and Restatement Deed Amended and Restated Sixth Issuer Deed of Charge
4.6           Issuer Trust Deed - Amendment and Restatement Deed
4.8           Fourth Amended and Restated Cash Management Agreement
4.9           Sixth Issuer Cash Management Agreement - Amendment and
              Restatement Deed
              Amended and Restated Sixth Issuer Cash Management Agreement
4.10          Fourth Amended and Restated Administration Agreement
10.1          Confirmation - Sixth Issuer Basis Rate Swap
10.5.1        Seventh Amended and Restated Master Definitions Schedule



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